Exhibit 99.1

Aniss Amdiss Joins Hut 8 Mining as Chief Legal Officer

This appointment further strengthens Hut 8’s blue-chip executive team by adding expertise in corporate governance, capital markets, and mergers and acquisitions

TORONTO, June 21, 2022 /CNW/ – Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) (“Hut 8” or “the Company”), one of North America’s largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce the appointment of Aniss Amdiss as the company’s Chief Legal Officer, effective July 11, 2022. Based in Toronto, Aniss will lead Hut 8’s legal and governance portfolios and serve as Corporate Secretary, reporting to Chief Executive Officer Jaime Leverton.

“Aniss is going to be an excellent addition to Hut 8’s seasoned, dynamic executive team,” said Jaime Leverton, Chief Executive Officer of Hut 8. “Aniss’ vast experience and leadership acumen will ensure that Hut 8 continues to operate with integrity and transparency while consistently elevating our governance and compliance processes, which will truly differentiate us in a nascent, rapidly evolving industry.”

Aniss brings extensive legal expertise to Hut 8, including significant experience in securities laws matters, leading acquisitions and other corporate transactions, and advising on best practices with respect to corporate governance matters. Prior to joining Hut 8, he served as Vice President, Legal, General Counsel, and Corporate Secretary at Greenbrook TMS Inc., a TSX and Nasdaq listed healthcare services company.

“The opportunity to move into a relatively new and incredibly exciting industry really attracted me to Hut 8, and I cannot wait to join such a high-performing leadership team,” said Aniss. “Leveraging my previous experience at a growth company operating in a highly regulated industry, I look forward to making a meaningful contribution as Hut 8 continues to successfully execute on its strategy and grow as a leader in both the digital asset mining and high-performance computing spaces.”

About Hut 8

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: the Company’s growing and diverse leadership team; the Company’s ability retain and attract an ambitious and seasoned executive talent roster; the Company’s ability to continue to operate with integrity and transparency; the Company’s ability to consistently elevate its governance and compliance processes; and the Company’s ability to continue to successfully execute on its strategy and grow as a leader in both the digital asset mining and high-performance computing spaces.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin or Ethereum network, further development and acceptance of Bitcoin and Ethereum networks, changes to Bitcoin or Ethereum mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to cryptocurrency exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of cryptocurrency, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, and other risks related to the cryptocurrency and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 17, 2022, and Hut 8’s other continuous disclosure documents which are available on www.sedar.com.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Hut 8 Investor Relations

Sue Ennis

sue@hut8mining.com

Hut 8 Media Relations

Erin Dermer

erin.dermer@hut8mining.com